Exhibit (a)(2)

TS&W / Claymore Tax Advantaged Balanced Fund

April 15, 2011

Dear Shareholders:

Western Investment LLC, a Delaware limited liability company, Western Investment Hedged Partners L.P., a Delaware limited partnership, Western Investment Total Return Partners L.P., a Delaware limited partnership, Western Investment Activism Partners LLC, a Delaware limited liability company and Western Investment Total Return Fund Ltd., a Cayman Islands corporation (collectively, “Western”) offered to purchase up to 1,000,000 of the outstanding common shares of beneficial interest, par value $0.01 per share (the “Shares”), of TS&W / Claymore Tax-Advantaged Balanced Fund (the “Fund”) at a price per Share equal to 94.5% of the net asset value per Share determined as of the close of the regular trading session of the New York Stock Exchange (“NYSE”) on the expiration date of the offer (the “Western Offer”) pursuant to an offer to purchase filed with the SEC on April 4, 2011 and amended on April 14, 2011.

You should be aware that the Board of Trustees (the “Board”) of the Fund is remaining neutral and expressing no opinion as to whether the Fund’s shareholders should tender their Shares for purchase pursuant to the Western Offer. The Board has made no determination regarding whether the Western Offer is fair to or in the best interest of the Fund’s shareholders and is making no recommendation regarding whether shareholders should accept the Western Offer and tender their Shares. The Board urges each shareholder to make its own decision regarding the Western Offer based on all the available information and in light of the shareholder’s own investment objectives and any other factors that a shareholder deems relevant to its investment decision. The Board also urges each shareholder to consult with its financial and tax advisors regarding the Western Offer. Shareholders are specifically urged to consider that the Board has approved in principle the conversion of the Fund to an open-end fund and anticipates submitting to shareholders a proposal to approve such a conversion at the Fund’s 2011 Annual Meeting.

Enclosed is the Fund’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “14D-9 Statement”), which was filed with the Securities and Exchange Commission in response to the Western Offer. Please take time to carefully read it before making your decision. The 14D-9 Statement gives you a more detailed description of the Western Offer and the factors considered by the Board.

The Board has unanimously approved in principle the conversion of the Fund into an open-end mutual fund (the “Conversion”). The Board believes that converting the Fund to an open-end mutual fund would be in the best interest of the Fund and its shareholders. For the past several quarters the Board has been evaluating whether shareholders would benefit from a change in the Fund’s structure and has engaged in an analysis of various potential strategic alternatives for the Fund. In accordance with its fiduciary duty to the Fund and all of the Fund’s shareholders, the Board and management of the Fund have sought to identify solutions that would address the discount to net asset value at which Shares have historically traded, the lack of liquidity available to holders of the Fund’s auction preferred shares, the annual operating expenses incurred by Fund shareholders and the potential utilization of certain tax characteristics of the Fund’s portfolio. The Fund, after the expected Conversion, is referred to herein as the “Converted Fund.” Upon the Conversion, Shares of the Fund would cease to trade on the NYSE;

however, shares of the Converted Fund would be redeemable at the option of shareholders at net asset value on a daily basis.

The Converted Fund would pursue an investment objective of providing a high level of income by investing in a portfolio of primarily dividend paying common stocks, preferred securities and other income securities, including high yield debt securities. Thompson, Siegel & Walmsley, LLC (“TS&W”), currently the Fund’s investment sub-adviser responsible for management of the Fund’s Equity and Income Securities Portfolio, would serve as investment adviser to the Converted Fund. It is expected that TS&W would manage the Converted Fund utilizing similar investment strategies as it currently utilizes in managing the Fund’s Equity and Income Securities Portfolio, although specific asset class allocations may differ. Investing in municipal securities would no longer be a principal investment strategy of the Fund and seeking tax-advantaged income would no longer be a principal investment objective or strategy of the Fund, although a portion of the Fund’s income may continue to be qualified dividend income. There can be no assurance that the Converted Fund will be successful in achieving its investment objective. The Converted Fund is expected to be offered through a third-party distribution platform.

It is currently anticipated that the Conversion will be effectuated through a reorganization of the Fund into a newly-created open-end mutual fund, subject to approval by the Board and the board of trustees of the open-end mutual fund. While the Board has approved in principle the Conversion, the exact terms of any such reorganization have not been finalized and the agreement and plan of reorganization governing such transactions remains subject to negotiation. Such a reorganization, if approved, would be subject to certain conditions, including approval by shareholders of the Fund and customary closing conditions. It is expected that a proposal to convert the Fund to an open-end mutual fund will be submitted to a vote of shareholders at the 2011 Annual Meeting, which is expected to occur in the 3rd quarter of 2011. Any solicitation of proxies by the Fund in connection with the 2011 Annual Meeting will only be made pursuant to separate proxy materials filed with the Securities and Exchange Commission (the “SEC”) under applicable federal securities laws. The proxy materials will contain additional information regarding the Converted Fund and the Conversion process and shareholders are encouraged to read the proxy materials carefully when available. If the Conversion is approved by shareholders of the Fund, all of the outstanding preferred shares of the Fund will be redeemed prior to the Conversion, which is expected to occur in the 3rd or 4th quarter of 2011. There can be no assurance that the necessary percentage of shareholders of the Fund will vote to approve the Conversion. If the Conversion is not approved by shareholders of the Fund, the Board will consider what other options to take at such time.

Shareholders are reminded that the Western Offer is subject to numerous conditions. As a result of the Fund’s announcement of the Conversion, Western will not be required to accept any tendered Shares, may delay the acceptance for payment of and accordingly the payment for, any tendered Shares and may terminate the Western Offer. However, if Western elects to complete the Western Offer, shareholders seeking immediate liquidity could sell their Shares in the Western Offer for a price that represents a discount to net asset value approximately equal to the discount reflected in the current market price as of the date hereof, while the Conversion remains subject to further negotiation, final Board approval, shareholder approval and the satisfaction of customary closing conditions.

The Fund and its trustees and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the Fund’s 2011 annual meeting of shareholders (the “Annual Meeting”). The Fund plans to file a proxy statement with the SEC in connection with this solicitation of proxies for the Annual Meeting (the “2011 Proxy Statement”). Information regarding the names of the Fund’s trustees and executive officers and their respective interests in the Fund by security holdings or otherwise is set forth in the Fund’s proxy statement relating to the 2010 annual meeting of shareholders, which may be obtained free of charge at the SEC’s website at

www.sec.gov. Additional information regarding the interests of such potential participants will be included in the 2011 Proxy Statement and other relevant documents to be filed with the SEC in connection with the Annual Meeting.

Promptly after filing its definitive 2011 Proxy Statement for the Annual Meeting with the SEC, the Fund will mail the definitive 2011 Proxy Statement and a proxy card to each shareholder entitled to vote at the Annual Meeting. The 2011 Proxy Statement will contain important information, including a more detailed description of the process by which the Fund would be converted to an open-end mutual fund and the terms of the Conversion. Therefore, we urge shareholders to read the 2011 Proxy Statement (including any amendments or supplements thereto) and any other relevant documents that the Fund files with the SEC when they become available. Shareholders will be able to obtain, free of charge, copies of the 2011 Proxy Statement and any other documents filed by the Fund with the SEC in connection with the Annual Meeting at the SEC’s website at www.sec.gov, by calling 800-345-7999 or by writing the Fund at 2455 Corporate West Drive, Lisle, Illinois 60532.

The foregoing is not an offer to sell, nor a solicitation of an offer to buy, shares of the Fund, nor is it a solicitation of any proxy.

Should you have any questions about the Western Offer or other matters, please contact Guggenheim Funds at 800-345-7999. We appreciate your investment and look forward to serving your investment needs in the future. For the most up-to-date information on your investment, please visit the Fund’s website at www.guggenheimfunds.com/tyw.

Sincerely,

/s/ Kevin M. Robinson

Kevin M. Robinson

Chief Executive Officer
TS&W / Claymore Tax-Advantaged Balanced Fund

There can be no assurance that the Fund will achieve its investment objectives. The net asset value of the Fund will fluctuate with the value of the underlying securities. It is important to note that closed-end funds trade on their market value, not net asset value, and closed-end funds often trade at a discount to their net asset value. Past performance is not indicative of future performance. An investment in the Fund is subject to certain risks and other considerations. Such risks and considerations include, but are not limited to: Investment Risk, Market Discount Risk, Interest Rate Risk, Credit Risk, Lower-Grade and Unrated Securities Risk, Leverage Risk, Issuer Risk, Country Risk, Prepayment Risk, Reinvestment Risk, Derivatives Risk, Inflation/Deflation Risk, Management Risk, Turnover Risk, Anti-Takeover Provisions, Smaller Company Risk, and Market Disruption, Geopolitical Risk and AMPS Risk.

Investors should consider the investment objectives and policies, risk considerations, charges and expenses of the Fund carefully before they invest. For this and more information, please contact a securities representative or Guggenheim Funds Distributors, Inc., 2455 Corporate West Drive, Lisle, Illinois 60532, 800-345-7999.